                                                                                        Exhibit 99.1

ELBIT MEDICAL IMAGING LTD ANNOUNCES SALE OF
DORMANT SHARES

Tel Aviv, Israel, May 17, 2006, Elbit Medical Imaging Ltd. (“EMI” “Company”) (NASDAQ: EMITF), announced today that Elscint Limited, a wholly owned subsidiary of the Company sold 524,187 shares of the Company in consideration for NIS 115 for each share, through a private transaction.

Prior to the reported transaction, these shares did not have voting rights inasmuch as they were held by a subsidiary of the Company. However, following the transaction the shares sold will enjoy full equity and voting rights.

About Elbit Medical Imaging Ltd.

EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com